EXHIBIT 99.45

May 21, 2020	Filed Via SEDAR

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Subject:	HIGH TIDE INC.

Confirmation of Notice of Record and Meeting Dates

Dear Sirs:

We advise the following with respect to the upcoming Annual General & Special Meeting of Security Holders for the subject issuer:

1.	CUSIP Number	ISIN Number
	42981E104	CA42981E1043

2.	Meeting Type:	Annual General & Special
3.	Record Date:	June 15, 2020
4.	Beneficial Ownership Date:	June 15, 2020
5.	Mail Date:	June 30, 2020
6.	Meeting Date:	July 30, 2020

7.	Classes or Series of Securities that entitle
	the holder to receive Notice of the Meeting:	COMMON

8.	Classes or Series of Securities that entitle
	the holder to vote at the meeting:	COMMON

9.	Business to be conducted at the meeting:	General & Special

10.	Notice-and-Access:
	Registered Shareholders:	Yes
	Beneficial Holders:	Yes
	Stratification Level:	Not Applicable
	E-Delivery	Yes

11.	Reporting issuer is sending proxy-related Materials
	directly to Non-Objecting Beneficial Owners:	No

12.	Issuer paying for delivery to Objecting
	Beneficial Owners:	No

13.	Issuer paying for delivery to US Non-Objecting
	Beneficial Owners:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Sincerely,

Agent for High Tide Inc.

390 Bay Street, Suite 920, Toronto, ON M5H 2Y2

Tel: 416-350-5007            Fax 416-350-5008

Website: www.capitaltransferagency.com

email: info@capitaltransferagency.com